

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

July 26, 2016

Via E-mail
Kristin A. Campbell
Executive Vice President and General Counsel
Hilton Worldwide Holdings Inc.
7930 Jones Branch Drive, Suite 1100
McLean, Virginia 22102

   Re: Hilton Grand Vacations Inc.
     Amendment No. 1 to Form 10-12B
     Filed July 7, 2016
     File No. 001-37794

Dear Ms. Campbell:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Unaudited Pro Forma Consolidated Financial Statements, page 68

1. We note your disclosure of the transaction costs on page 55. It appears that you will record a pro forma adjustment for your debt issuance costs, but it does not appear that you will record an adjustment for your other transaction costs. Regarding your other transaction costs, please tell us how you determined it was not necessary to include an adjustment to the Unaudited Pro Forma Consolidated Balance Sheet. Please refer to Article 11 of Regulation S-K.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee, Staff Accountant, at 202-551-3693 or Jennifer Monick, Assistant Chief Accountant, at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: Joshua Ford Bonnie
        Simpson Thacher & Bartlett LLP
        Via E-mail